GUARDIAN VARIABLE PRODUCTS TRUST
10 Hudson Yards
New York, NY 10001

July 6, 2021

VIA EDGAR

Mr. Patrick Scott

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Guardian Variable Products Trust (the “Trust”) File Nos. 333-210205; 811-23148

Dear Mr. Scott:

On behalf of the Trust, this letter responds to the comments on the preliminary proxy statement filed by the Trust on EDGAR on June 23, 2021 (the “Proxy Statement”) that were provided to me by telephone on June 30, 2021 by the staff of the Securities and Exchange Commission (“Commission”). Set forth below are the staff’s comments and the Trust’s responses. We note that any capitalized terms not defined herein have the same definitions provided in the Proxy Statement.

1. Comment: Under the heading “Impact on the Investment Sub-Advisory Services Provided to Your Fund” please confirm whether the Fund will be in compliance with the safe harbor provisions of Section 15(f) of the 1940 Act with respect to approval of the sub-advisory agreement.

Response: The Trust respectfully declines to add disclosure regarding the potential availability of the Section 15(f) safe harbor in connection with the Transaction. The safe harbor provision of Section 15(f) of the 1940 Act permits an adviser to a fund or any affiliated person of such adviser to receive “any amount or benefit” in connection with a sale of interests in the adviser that causes the assignment of the adviser’s contract with the fund provided certain condition are met, including that no “unfair burden” is imposed on the relevant fund as a result of the sale during the two-year period following the sale.

Neither the Trust nor PAIA have entered into any agreement with WellsCap or any of its affiliates with regard to the conditions of Section 15(f). Moreover, neither the Trust nor PAIA is aware of whether WellsCap or its affiliates would intend to seek to avail themselves of the safe harbor in the event of any legal proceedings related to the Fund in connection with the Transaction. However, the Trust notes that the Proxy Statement discloses that the material terms of the Proposed Sub-Advisory Agreement are identical to those of the Current Sub-Advisory Agreement, including with respect to the sub-advisory fee payable by PAIA to WellsCap, and that Proposal One would not result in a change in any fee payable by the Fund.

2. Comment: Under the paragraph heading “What were the Primary Factors Considered by the Board in Connection with Proposal One – Costs and Profitability,” confirm that the proxy statement contains full disclosure of the board’s considerations including, if applicable, any adverse circumstances.

Response: The Trust confirms that the Proxy Statement contains a full description of the primary factors the Board considered in connection with its determination to approve the Proposed Sub-Advisory Agreement and the Interim Sub-Advisory Agreement, including any significant adverse factors or circumstances.  As stated in the Proxy Statement, the Board considered, among other factors, that the fees to be paid under the Proposed Sub-Advisory Agreement and the Interim Sub-Advisory agreement are the same as the fees payable under the Current Sub-Advisory Agreement and that the Transaction is not expected to result in any material changes in the services that WellsCap provides to the Fund.

We believe that the foregoing has been responsive to your comments. Please contact the undersigned at (212) 598-1297 or Corey Rose of Dechert LLP at (202) 261-3314 if you wish to discuss this correspondence further.

Sincerely,

/s/ Kathleen M. Moynihan

Kathleen M. Moynihan
Senior Counsel

Copy to: Corey F. Rose, Dechert LLP

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